                                                              [HYDROGENICS LOGO]

FOR IMMEDIATE RELEASE

                 HYDROGENICS REPORTS SECOND QUARTER 2003 RESULTS

          YEAR-TO-DATE REVENUES INCREASE 172 PERCENT TO US$15.3 MILLION

                  COMPANY PREVAILS ON PATENT INFRINGEMENT SUIT

TORONTO, AUGUST 7, 2003 - HYDROGENICS CORPORATION (TSX: HYG AND NASDAQ: HYGS), a developer and manufacturer of fuel cell products, today announced its unaudited financial results for the second quarter ended June 30, 2003 and highlights of its recent corporate activity. All amounts are reported in U.S. dollars. Conference call details are provided below.

Hydrogenics' second quarter 2003 revenues increased 97 percent to $6.8 million, compared with $3.5 million for second quarter 2002. Net loss for the second quarter 2003 was $5.4 million, or $0.10 per share, compared with a net loss of $3.5 million, or $0.07 per share, for the second quarter 2002. Excluding $3.2 million in non-cash amortization of intangibles, net loss for the second quarter 2003 was $2.2 million, or $0.04 per share. Excluding $3.8 million in non-cash amortization of intangibles, net income for the second quarter 2002 was $0.4 million, or $0.01 per share.

Year-to-date revenues increased 172 percent to $15.3 million, compared with $5.6 million for the comparable period in 2002. Net loss for the first half of 2003 was $7.8 million, or $0.15 per share, compared with a net loss of $8.5 million, or $0.18 per share, for the first half of 2002. Excluding $6.5 million in non-cash amortization of intangibles, net loss for the year-to-date 2003 was $1.4 million, or $0.03 per share. Excluding $7.5 million in non-cash amortization of intangibles, net loss for the comparable period in 2002 was $1.0 million, or $0.02 per share.

Gross profit for the second quarter 2003 was $2.2 million, or 33 percent of revenues, compared with $1.1 million, or 30 percent of revenues, for the comparable period in 2002. Year-to-date gross profit for the first half 2003 was $5.0 million, or 33 percent of revenues compared with $1.6 million, or 29 percent of revenues for the comparable period in 2002.

Cash and Short-term investments at June 30, 2003 increased $0.6 million to $55.3 million from $54.7 million at March 31, 2003. The increase is attributable to gross profits, significant foreign currency gains, and a substantial reduction in working capital which was partially offset by cash used for operating expenses. Operating expenses were higher than anticipated in the second quarter due to litigation expenses related to the Company's


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

successful defense of a patent infringement lawsuit and the currency translation effect related to the rise in the foreign exchange rate of the Canadian dollar during the quarter.

In the first half 2003, the Company realized a net loss, excluding the non-cash amortization of intangibles and depreciation, of $0.2 million, or less than one cent per share compared with a net loss, excluding non-cash amortization and depreciation, of $0.3 million or one cent per share for the comparable period in 2002. This cash earnings performance was achieved in spite of the additional legal expenses incurred by the Company in its successful defense of a patent infringement lawsuit. "Earnings before interest, taxes, depreciation and amortization" (EBITDA), before integration costs, was negative $3.9 million, reflecting the negative $1.5 million impact that the increase in the Canadian dollar exchange rate had on EBITDA, as well as, the higher than anticipated legal costs of about $0.6 million. The EBITDA loss was $2.7 million for the same period in 2002. A reconciliation of this non-GAAP measurement to the unaudited interim Statement of Operations and Deficit is provided under the Commercial Sustainability section of this press release.

Foreign currency translation had a significant impact on second quarter 2003 results, contributing a gain of $2.2 million, or $0.04 per share, to somewhat offset the EBITDA loss, compared with a gain of $2.0 million, or $0.04 per share, for second quarter 2002. Year-to-date foreign currency translation contributed a gain of $4.3 million, or $0.08 per share, for the first half of 2003 compared with a gain of $1.9 million, or $0.04 per share, for the first half of 2002. These foreign currency gains are the result of holding a significant portion of short-term investments in Canadian dollars which has more than offset the negative foreign exchange impact on EBITDA associated with the rise in the Canadian dollar.

Subsequent to the end of the quarter, the Company received a favorable ruling in a patent infringement lawsuit brought against the Company in Federal Court in Houston, Texas by Lynntech Inc. The case accused Hydrogenics of infringing two United States patents relating to fuel cell testing. The court ruling establishes that Hydrogenics did not infringe either of the asserted Lynntech patents as a matter of law. The Company is now pursuing claims to recover its attorney's fees and costs associated with the litigation. Hydrogenics was represented in the litigation by the Austin based patent litigation group of Vinson & Elkins LLP.

"This was an excellent first half of the year for Hydrogenics. We have substantially completed the integration of Greenlight, secured new and follow-on orders for our emerging power products business, successfully defended a patent infringement lawsuit, secured important new funding sources for our growing research and development efforts and aligned ourselves with key new partners in pursuit of Department of Energy and Natural Resources Canada funding opportunities," said Hydrogenics' President and CEO Pierre Rivard.

"The strength of our first half 2003 financial performance gives us confidence that we are on track to achieve some of the aggressive financial targets that we established earlier this year," added Mr. Rivard. "Our sales quotation activity has never been stronger and we are working hard to finalize new orders to achieve our revenue and gross profit targets by the end of the fourth quarter."


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"Factoring in the impacts of the greater than expected legal expenses and of the strengthened Canadian dollar on our first half operating expenses, EBITDA, excluding integration costs, is expected to be in the range of negative $3 million to breakeven," stated Rivard. "On the positive side, because a significant portion of our short-term investments are held in Canadian dollars, the rise in the Canadian dollar in the first half of 2003 has actually contributed to an increase in our balance of available cash and short-term investments this quarter, thereby further strengthening our overall financial condition."

SECOND QUARTER ACCOMPLISHMENTS

COMMERCIAL SUSTAINABILITY - A 172 percent increase in first half revenues and a 204 percent increase in gross profits for the first half of 2003 reflect the Company's focus on expanding market share and on growing "higher margin" revenue streams. Compared with the prior year, Hydrogenics held combined SG&A and net R&D expense growth to only 107 percent, a result which includes the combined negative impacts of foreign exchange and legal expenses.

Our improvement in productivity is best reflected in the Company's increased annualized revenue per employee of approximately $110,000 for the first half of 2003 compared with approximately $80,000 for all of 2002. In addition to this improved revenue productivity, during the first half 2003 the Company recorded $1.3 million in government grants. These grants are recorded as an offset to the Company's gross R&D and are not recorded as revenues.

The reconciliation of the Statement of Operations and Deficit to EBITDA, before integration costs, is as follows:

                               YTD 2003                  YTD 2002
                           -----------------         ------------------
                                      % OF                       % OF
                           $ 000    REVENUES         $ 000     REVENUES
                           ------   --------         ------    --------
Revenues                   15,250      100%           5,611      100%
COGS                       10,237       67%           3,963       71%
                           ------      ----          ------      ----
Gross Margin                5,013       33%           1,648       29%
SG&A                        5,607       37%           2,637       47%
Net R&D                     3,301       22%           1,676       30%
                           ------      ----          ------      ----

EBITDA                     (3,895)     (26%)         (2,665)     (47%)
                           ------      ----          ------      ----

EBITDA is presented because it is a widely accepted performance indicator, although it should be noted that it is not a measure of liquidity or of financial performance under Generally Accepted Accounting Principles (GAAP). The EBITDA numbers presented may not be comparable to similarly titled measures reported by other companies. EBITDA, while providing useful information, should not be considered in isolation or as an alternative to net income or cash flows as determined under GAAP.

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

STRATEGIC ALLIANCES - Hydrogenics announced a partnership agreement with the City of Toronto and Exhibition Place to enter into a multi-year fuel cell demonstration initiative. Over a three year time horizon, Hydrogenics will be deploying several key technology initiatives from the Company's strategic portfolio of power products. Hydrogenics continues to work closely with John Deere to integrate and demonstrate the HyPM-LP(2) power module technology into a variety of John Deere demonstrator vehicles. Hydrogenics and John Deere will co-exhibit a John Deere fuel cell demonstrator vehicle later this month at the Canadian National Exhibition as part of the Company's demonstration initiative with the City of Toronto. In addition to our efforts to secure funding from the Canadian Government, Hydrogenics partnered with United States based companies who have been awarded funding for fuel cell development activity from the U.S. Department of Energy. Further details will be provided when negotiations with the Department of Energy are concluded.

COMMERCIAL FUEL CELL PRODUCTS - During the quarter, Hydrogenics' received orders for twelve 10 kW HyPM units after having launched its new 10 kW HyPM power module at an Analyst Day hosted by the Company in New York City. The Company also launched its newly developed portable PEM electrolyzer, the HyLYZER at the same event. The Company's 20 kW module continues to undergo field trials in John Deere's demonstrator vehicle. Hydrogenics' 50 kW HySTAT stationary power generator / hydrogen refueler will be demonstrated later this month as part of the Company's initiative with the City of Toronto. The hydrogen refueler component of the HySTAT unit is based on natural gas reforming and was developed with funding from the Canadian government. The Company's test equipment product portfolio is benefiting from the integration of the Hydrogenics' and Greenlight's systems and architectures. The Company has 167 patent applications protecting 81 inventions with 5 patents granted to date.

GLOBAL REACH - Hydrogenics, through Greenlight, continues to expand its global reach by adding new domestic and international test equipment customers. The Asia-Pacific region continues to aggressively pursue advancements in the technology and this is reflected in increased quotation activity. The Company has an installed base of over 370 test stations worldwide, serving more than 50 customer sites. To date, all Hydrogenics power module sales have been in North America, however, enquiries are increasingly coming from international customers.

OUTLOOK

"The first half of 2003 was a particularly defining period for Hydrogenics," stated Mr. Rivard. "With the successful completion of the integration of our first major acquisition, Greenlight, we are maturing into a multi-faceted enterprise. While fuel cell test equipment is still clearly our lifeblood, as evidenced by the strong results posted in the first half, the time was right to launch our power products business as a separate and distinct enterprise. The feedback we have received in the marketplace has been extremely positive and the increased spending in our research and development is indicative of the expanding number of opportunities that the Company is encountering."

"Based on confirmed orders in excess of $12 million and the strength of our sales quotation activity, we believe that our annual revenue guidance, in the range of $30 million to $32 million, will be achieved -- although second half revenues are expected to


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be skewed slightly towards year-end," added Rivard. "Factoring in the impacts of the greater than expected legal expenses and of the strengthened Canadian dollar on our first half operating expenses, EBITDA, excluding integration costs, is expected to be in the range of negative $3 million to breakeven.

"Our number one priority continues to be commercial sustainability and as such we are carefully matching our headcount and capital investment to the pace and adoption rate of fuel cell technology. We are particularly pleased with our growth in cash during the quarter and remain excited to demonstrate that the words "fuel cells" and "commercial sustainability" are not mutually exclusive."

CONFERENCE CALL DETAILS

The company will hold a conference call with senior management to discuss the financial results in detail at 10:30 a.m. Eastern Time / 7:30 a.m. Pacific Time on August 7, 2003. To access the conference call participants should dial (913) 981-5518. A live Webcast of the conference call will be available on the Company's Web site at www.hydrogenics.com. Please visit the website at least 15 minutes early to register for the teleconference Webcast and download any necessary software. A replay of the call will be available from August 7, 2003 at 2:00 p.m. Eastern Time through August 20, 2003. To access the telephone replay participants should dial (719) 457-0820. The access code for the replay is 411913. A replay of the Webcast will also be available following the conference call on the Hydrogenics corporate Web site.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a clean power generation company, engaged in the commercialization of fuel cell technology and test stations for fuel cells. The Company is building a sustainable business with this potentially "game changing technology." With an unrivalled experience in fuel cell test systems and relationships with key industry partners, the Company is creating innovative, clean energy solutions for transportation, stationary and portable power applications. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in British Columbia, Canada, Japan, the United States, and Germany.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and are subject to changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' Form 20-F filed with the Securities and Exchange Commission on June 26, 2002 for a more complete discussion of factors that could affect Hydrogenics' future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release

COMPANY CONTACT
Hydrogenics, Mississauga, Ontario
Gary Brandt
Chief Financial Officer
Ph: 905-361-3633
Email: gbrandt@hydrogenics.com

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

MEDIA CONTACT
Melody Gaukel
Ketchum
Ph: 416-544-4906
Email: melody.gaukel@ketchum.com


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

HYDROGENICS CORPORATION
Consolidated Balance Sheets
AS AT JUNE 30, 2003 AND DECEMBER 31, 2002
--------------------------------------------------------------------------------
(thousands of U.S. dollars)

                                                     JUNE 30,     DECEMBER 31,
                                                         2003             2002
                                                  -----------     ------------
                                                  (unaudited)
                                                            $                $
ASSETS

CURRENT ASSETS
    Cash                                                2,003              994
    Short-term investments                             53,286           59,057
    Accounts receivable                                 6,218            5,664
    Grants receivable                                     704              396
    Inventories                                         4,286            4,780
    Prepaid expenses                                      925              316
                                                      -------          -------
                                                       67,422           71,207

DEPOSITS                                                  104              103
PROPERTY, PLANT AND EQUIPMENT                           6,018            3,855
FUTURE TAX ASSETS                                       4,326               --
INTANGIBLE ASSETS                                      22,551           15,512
GOODWILL                                                5,262               --
                                                      -------          -------
                                                      105,683           90,677
                                                      =======          =======
LIABILITIES

CURRENT LIABILITIES
    Accounts payable and accrued liabilities            5,608            4,105
    Unearned revenue                                      503              571
    Income taxes payable                                  160              144
                                                      -------          -------
                                                        6,271            4,820

LONG TERM DEBT                                            616              425
FUTURE TAX LIABILITIES                                  4,326               --
                                                      -------          -------
                                                       11,213            5,245
                                                      -------          -------

SHAREHOLDERS' EQUITY
    Share capital and other equity                    131,630          114,748
    Deficit                                           (33,114)         (25,270)
    Foreign currency translation adjustment            (4,046)          (4,046)
                                                      -------          -------
                                                       94,470           85,432
                                                      -------          -------
                                                      105,683           90,677
                                                      =======          =======

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



HYDROGENICS CORPORATION
Interim Consolidated Statements of Operations and Deficit
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
--------------------------------------------------------------------------------
(unaudited)
(thousands of U.S. dollars, except share and per share amounts)

                                                           THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                     JUNE 30,                      JUNE 30,
                                                   ---------------------------    --------------------------
                                                          2003           2002           2003           2002
                                                             $              $              $              $
REVENUES                                                 6,841          3,471         15,250          5,611

COST OF REVENUES                                         4,606          2,413         10,237          3,963
                                                   -----------     ----------     ----------     ----------
                                                         2,235          1,058          5,013          1,648
                                                   -----------     ----------     ----------     ----------

OPERATING EXPENSES
    Selling, general and administrative                  3,212          1,481          5,607          2,637
    Research and development                             3,023          1,057          4,566          1,930
    Research and development grants                       (473)            --         (1,265)          (254)
    Depreciation of property, plant and
       equipment                                           621            328          1,144            623
    Amortization of intangible assets                    3,233          3,828          6,466          7,547
    Integration costs                                      327             --            790             --
                                                   -----------     ----------     ----------     ----------
                                                         9,943          6,694         17,308         12,483
                                                   -----------     ----------     ----------     ----------
LOSS FROM OPERATIONS                                    (7,708)        (5,636)       (12,295)       (10,835)
                                                   -----------     ----------     ----------     ----------

OTHER INCOME (EXPENSES)
    Provincial capital tax                                 (48)           (35)           (92)           (70)
    Interest, net                                          183            254            367            563
    Foreign currency gains                               2,204          1,994          4,254          1,916
                                                   -----------     ----------     ----------     ----------
                                                         2,339          2,213          4,529          2,409
                                                   -----------     ----------     ----------     ----------
LOSS BEFORE INCOME TAXES                                (5,369)        (3,423)        (7,766)        (8,426)

CURRENT INCOME TAX EXPENSE                                  40             37             78             74
                                                   -----------     ----------     ----------     ----------
NET LOSS FOR THE PERIOD                                 (5,409)        (3,460)        (7,844)        (8,500)

DEFICIT - BEGINNING OF PERIOD                          (27,705)        (9,699)       (25,270)        (4,659)
                                                   -----------     ----------     ----------     ----------
DEFICIT - END OF PERIOD                                (33,114)       (13,159)       (33,114)       (13,159)
                                                   ===========     ==========     ==========     ==========

NET LOSS PER SHARE

Basic and diluted                                        (0.10)         (0.07)         (0.15)         (0.18)
Shares used in calculating basic and diluted
   net loss per share                               53,063,398     48,353,063     52,893,645     48,236,033



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
HYDROGENICS CORPORATION
Consolidated Statements of Cash Flows
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
--------------------------------------------------------------------------------
(unaudited)
(thousands of U.S. dollars)

                                              THREE MONTHS ENDED      SIX MONTHS ENDED
                                                        JUNE 30,              JUNE 30,
                                              ------------------    ------------------
                                                2003       2002       2003       2002
                                                   $          $          $          $
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the period                       (5,409)    (3,460)    (7,844)    (8,500)
Items not affecting cash
    Depreciation of property, plant and
       equipment                                 621        328      1,144        623
    Amortization of intangible assets          3,233      3,828      6,466      7,547
    Unrealized foreign exchange gains         (2,074)    (2,072)    (4,424)    (1,997)
    Imputed interest on loan payable              11         15         23         20
    Non-cash consulting fees                      15         49         30         49
Net change in non-cash working capital         2,666       (265)        43       (320)
                                              ------     ------     ------     ------
                                                (937)    (1,577)    (4,562)    (2,578)
                                              ------     ------     ------     ------

INVESTING ACTIVITIES
Decrease in short-term investments             3,551      1,905     10,075      2,714
Purchase of property, plant and equipment       (654)      (392)    (1,187)      (846)
Purchase of intangible assets                     --        (50)        --        (50)
Acquisition of business                           --       (555)    (3,344)      (555)
                                              ------     ------     ------     ------
                                               2,897        908      5,544      1,263
                                              ------     ------     ------     ------

FINANCING ACTIVITIES
Decrease in loan payable                          --          1        (26)         1
Common shares issued                              71         14         91        171
                                              ------     ------     ------     ------
                                                  71         15         65        172
                                              ------     ------     ------     ------

INCREASE (DECREASE) IN CASH DURING THE
   PERIOD                                      2,031       (654)     1,047     (1,143)

EFFECT OF EXCHANGE RATE CHANGES ON CASH          (52)        --        (38)         2

CASH  - Beginning of period                       24      1,152        994      1,639
                                              ------     ------     ------     ------
CASH  - End of period                          2,003        498      2,003        498
                                              ======     ======     ======     ======

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